UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR PARTICIPATION IN SHAREHOLDERS' MEETINGS

EXTRAORDINARY SHAREHOLDERS' MEETINGS
DATE: OCTOBER 31, 2012
TIME: 5:00 PM

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

Contents

1.	Message from the Chairman of the Board of the Directors	4
2.	Call Notice	5
3.	Participation of Shareholders in the AGE	6
3.1	Representation by power-of-attorney	6
4.	Matters to be resolved at the AGE	7
4.1	Elect new members of the Company's Board of Directors for a supplementary term	7
4.2.	Approve the proposed grant of Incentive Plan - Long-Term Investment in Deposit Share Certificate (“Units”) to certain managers and management level employees of the Company and companies under its control, according to the proposal approved by the Company's Board of Directors, at a meeting held on September 26, 2012	7
5.	List of Exhibits:
	I. Proposal for election of new members to the Board of Directors - Item 12 of the Reference Form	8
	II. Long Term Incentive Plan - Investment in Deposit Share Certificate (“Units”) - Exhibit 13 of CVM Instruction 481	11
	III. Related Documents and Links	29

Glossary, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meanings assigned to them, except as otherwise referred to herein.

Controlling Shareholder	The shareholder or group of shareholders bound by a shareholders' agreement or under common control, and exercising the power to control the Company.

Shares	Common Shares and Preferred Shares, as defined below.

Common shares	Common, registered, book-entry shares with no par value, free and clear of any liens or encumbrances, issued by the Company.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear and any liens or encumbrances, issued by the Company.

AGE

Extraordinary Shareholders' Meeting to be held on October 31, 2012.

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.

Company or Santander Brazil	Banco Santander (Brasil) S.A.

Board of Directors	Company's Board of Directors.

CVM	Securities Commission.

Executive Board	Company's Executive Board.

Call Notice	Call notice published by the Company on September 28, 2012, in regards to the AGE.

CVM Instruction No. 480/09.	CVM Instruction No. 480 of December 7, 2009, as amended.

CVM Instruction No. 481/09	CVM Instruction No. 481 of December 17, 2009.

Corporations Law	Law No. 6404, of December 15, 1976, as amended.

Manual	Manual for Participation in Company Shareholders' Meetings.

Level 2	Special listing segment of BM&FBOVESPA with differentiated corporate governance rules.

Plan	Long-Term Incentive Plan - Investment in Deposit Shares Certificate of Banco Santander Brasil (Brasil) S.A.

Level 2 Regulation	Level 2 Listing Regulations of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros

RORAC	Return on Risk-Adjusted Capital
TSR	Total Shareholder Return.

Units	Share Deposit Certificate each representing 55 Common Shares and 50 Preferred Shares.

1. Message from the Chairman of the Board of the Directors

Dear Shareholders,

I am very pleased to invite you to participate in the Extraordinary Shareholders' Meeting (“AGE”) of Banco Santander (Brasil) S.A. (“Company” or “Santander Brasil”) called for October 31, 2012, at 5:00 p.m., in the Auditorium of the Company's headquarters located at Avenida Presidente Juscelino Kubitschek, Nos. 2041 and 2235 - 1st mezzanine - Vila Olímpia - Sao Paulo – State of São Paulo.

This Manual for Participation in the Shareholders' Meetings (“Manual”) aims to assist you in proper decision-making, anticipating relevant clarifications and guidance for your vote.

Initially, at the Extraordinary Shareholders' Meeting (“AGE”), we will consider proposal to elect two new members to the Company's Board of Directors.

Next, we will examine the proposed granting of a Long-Term Incentive Plan – Deposit Share Certificate (“Units”) to certain managers and management level employees of the Company and companies under its control.

To facilitate your analysis and assessment of matters to be resolved at the Extraordinary Shareholders' Meeting, we place at your disposal in the form of attachments to this Manual all documents concerning the matters contained in the Call Notice, as required CVM Instruction No. 481 of December 17, 2009 (“CVM Instruction 481”).

Please read it carefully. We are at your disposal to resolve any questions you may have via email acionistas@santander.com.br for individual and non-financial entity investors and ri@santander.com.br  for institutional investors.

We hope this manual achieves its goal of aiding in the clarification of matters to be resolved. Your participation in this important event is of great value to our Company.

Sincerely,

Celso C. Giacometti

Chairman of the Board of Directors

___________________________________________________

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registry (NIRE) No. 35.300.332.067

EXTRAORDINARY SHAREHOLDERS' MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”) are called, as provided in Article 124 of Law No. 6404/76, to attend the Extraordinary Shareholders' Meeting (“AGE”) to be held on October 31, 2012, at 5:00 p.m., in the Auditorium of the Company's headquarters located at Avenida Presidente Juscelino Kubitschek, No. 2235-1st mezzanine - Vila Olímpia - Sao Paulo – State of São Paulo, in order to resolve on the following Agenda:

(i) ELECT new members of the Company's Board of Directors for a supplementary term; and

(ii) APPROVE the proposed granting of a Long-Term Incentive Plan - Investment in Deposit Share Certificate (“Units”) for certain managers and management level employees of the Company and companies under its control, according to the proposal approved by the Company's Board of Directors, at a meeting held on September 26, 2012.

General Instructions:

1. According to CVM Instruction No. 165/91, as amended by CVM Instruction 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. The shareholders or their legal representatives shall attend the AGE in possession of their identification documents. In the event the shareholder is represented by an attorney-in-fact, the shareholders shall deposit the power of attorney duly granted as required by law at the Company´s headquarters (address referenced below), at least seventy-two (72) hours before the AGE; and

3. The documents relating to the matters to be examined and discussed at the AGE are available for the shareholders (i) at the Company’s headquarters at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 - Block A - Vila Olímpia – São Paulo – State of São Paulo, 9th floor – Corporate Legal Department, where these may be consulted on business days, from 10:00 a.m. to 4:00 p.m., and also on its websites ((www.santander.com.br/ri  and www.santander.com.br – acionistas – central de downloads); (ii) at the Brazilian Securities & Exchange Commission, at Rua Sete de Setembro, 111, 5th floor, Centro de Consultas, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2nd to 4th floors, Ed. Delta Plaza, Sao Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA, Rua XV de Novembro, 275 - São Paulo, state of São Paulo and on its Website (www.bmfbovespa.com.br).

Sao Paulo, September 28, 2012.

Celso Clemente Giacometti

Chairman of the Board of Directors

3. Participation of the Shareholders in the AGE

The shareholders of Santander Brasil may participate in the AGE personally  or by a duly constituted attorney-in-fact.

The following documents shall be required from the shareholders for participation in the AGE:

Individual:	• ID card with photo[1] (original or certified copy)
Legal entity:	• corporate documents proving legal representation of shareholder (original or certified copy) [2] • identity document of legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the AGE by an attorney-in-fact duly constituted by public or private instrument and in accordance with Art. 126, paragraph 1 of the Corporations Law, attorneys-in-fact shall be constituted for less than one (1) year and shall be (i) shareholders of the Company, (ii) lawyers, or (iii) financial institutions, provided that the investment fund administrator shall represent the fund owners.

The originals or certified copies of documents referred to above may be delivered to the Company's headquarters up to the time that the AGE is held.

However, in order to facilitate access by shareholders at AGE, we recommend that the delivery of these documents be made at least seventy-two (72) hours prior to the AGE.

In the case of sending documents via e-mail, the originals or certified copies shall be delivered at the Company's headquarters on the date of the AGE.

The documents shall be delivered to the Company's headquarters at Avenida Presidente Juscelino Kubitschek, No 2041 and 2235 - Block A - Vila Olímpia - São Paulo – State of São Paulo, 9th floor – Corporate Legal Department, by telephone at +55 11 3553-5438 and + 55 11 3553-5440, e-mail: juridsocietario@santander.com.br.

___________________________________________________

1 The following documents may be presented: (I) General Register Identity Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Entity Identity Card valid as a civil identity card for legal purposes (ex. OAB, CRM, CRC, CREA), or (v) national driver's license (CNH) with photo.

2 Bylaws/Articles of Association and Minutes/Instruments of election of legal representatives registered with the pertinent body.

4. Matters to be resolved at the AGE

4.1. Elect new members of the Company's Board of Directors for an additional term.

Pursuant to section II of Article 122 of Law 6404/76 and Article 14 of the Company's Bylaws, members of the Company's Board of Directors shall be elected at the Shareholders' Meeting.

The professional résumés of Mr. Conrado Engel and Ms. Marília Artimonte Rocca were analyzed and received a favorable recommendation by the Compensation and Appointment Committee to join the Company's Board of Directors.

Thus, the Company's Controlling Shareholder proposes the election of Mr. Conrado Engel and Ms. Marília Artimonte Rocca for the Board of Directors for a supplementary term until the 2013 Annual Shareholders' Meeting.

The information pertaining to Mr. Conrado Engel and Ms. Marília Artimonte Rocca, pursuant to Article 10 of CVM Instruction 481, can be found in Exhibit I of this Manual.

4.2. Approve the proposed grant of Long-Term Investment Plan in Deposit Share Certificate (“Units”) to certain managers and management level employees of the Company and companies under its control, according to the proposal approved by the Company's Board of Directors, at a meeting held on September 26, 2012

Pursuant to paragraph 4 of Article 5 of the Bylaws, the Company may, within the limits of the authorized capital and in accordance with the plan approved at the Shareholders' Meeting, grant the Stock purchase option to managers and employees of the Company and companies under its control.

The condition for granting the Stock purchase option to certain managers and management level employees of the Company and companies under its control are established in the Long-Term Incentive Plan - Investment in Deposit Share Certificate (“Units”), Exhibit II.1.

The granting of a long-term incentive plans has the objective of: (i) aligning the interests of Santander Brasil and the participant, aimed at, on one hand, the growth and profitability of the Company's business and, on the other hand, recognition of the contribution of the participants; (ii) retention of participants; and (iii) promotion of the Company's best performance and the interests of shareholders through a long-term commitment by participants.

For these reasons, the Company's management proposes that the plan be approved at the AGE.

The information relevant to the Plan is described in Exhibits II and II.1 of the Manual, pursuant to Article 13 of CVM Instruction 481.

___________________________________________________

EXHIBIT I

PROPOSAL FOR ELECTION OF NEW MEMBERS OF THE BOARD OF DIRECTORS.

(Pursuant to Art. 10 of CVM Instruction No. 481)

12.6. In relation to each of the managers and members of the audit committee, indicate in table form:

Name	Conrado Engel
Age	54
Occupation	Engineer
Tax ID (CPF) or passport number	025.984.758-52
Elective office held	Member of the Board of Directors
Election date	-
Date Office Taken	-
Term of office	2013 Annual Shareholder's Meeting
Other offices or positions held at issuer	Executive Senior Vice President
Elected by controlling shareholder	Yes

Name	Marília Artimonte Rocca
Age	39
Occupation	Business administrator
Tax ID (CPF) or passport number	252.935.048-51
Elective office held	Member of the Board of Directors
Election date	-
Date Office Taken	-
Term of office	2013 Annual Shareholder's Meeting
Other offices or positions held at issuer	-
Elected by controlling shareholder	Yes

12.7. Provide the information mentioned in item 12.6 on the members of the bylaws committees and audit, risk, financial and compensation committees, even if such committees or structures are not provided for in the bylaws:

Not applicable, given that only new members of the Board of Directors shall be elected at the Extraordinary Shareholders Meeting.

12.8. In respect to each of the managers and members of the audit committee, provide:

a. the résumé, containing the following information:

     i. major professional experience over the last 5 years, indicating:

     · company name

     · position and inherent functions

     · major activity of the company where such experience was gained, highlighting companies or organizations comprising (i) issuer’s economic group, or (ii) shareholders with direct or indirect equity interests equal to or exceeding 5% of same class or type of securities of the issuer

    ii. indication of all management positions currently or previously held in publicly-held companies

Conrado Engel. Mr. Engel is a Brazilian citizen, born on May 30, 1957. He hold's a bachelor's degree in aeronautical engineering from Instituto Tecnológico de Aeronáutica (ITA). He began his career as a management trainee in 1981 at Citibank S.A., where he remained for seven years. Then, he served as Director of Cards between 1992 and 1997 at Banco Nacional-Unibanco. In 1998, he became President of Financeira Losango. In October 2003, he assumed the Retail division in Brazil of HSBC and was a member of its Executive Committee until the end of 2006. From January 2007 to May 2009, he was responsible for HSBC's Retail area for the Asia-Pacific, based in Hong Kong. In May 2008, he was appointed Group General Manager and in June 2009, assumed the position of Chairman of HSBC Brazil, where he remained until March 2012. He is currently Senior Executive Vice President responsible for the Company's Retail segment.

Marília Artimonte Rocca. Ms. Marília Rocca, is a Brazilian citizen, born on January 31, 1973. She hold a bachelor's degree in business administration from Fundação Getúlio Vargas of São Paulo, holds an MBA from Columbia Business School, New York and attended the Executive Program - Family in Business from Harvard Business School in Boston. She began her career at Wal-Mart Brazil in the operations area, since the company's start-up in the country, where she remained until 1998. She managed nonprofit organizations for 6 years and was co-founder and managing director of Endeavor Brazil, a leading NGO in high-impact entrepreneurship, and Fundação Brava, an organization dedicated to promoting management in the public sector. She initiated and developed part of the Family Office of the families Lemann, Sicupira and Telles. She is currently managing partner of Mãe Terra and Fibraxx, natural and organic product companies, where she has worked since their acquisition in 2007. She is a member of the board of directors of Totvs since 2001 and Endeavor Brasil sine 2005. She also served on the board of directors of Grupo IBMEC between 2004 and 2008, participating annually in the External Evaluation Committee of Insper until today. She was selected for the Henry Crown Fellowship program of the Aspen Institute, of which she is part since 2006. In 2011, she received the Cláudia award in the business category, the most significant award for women in the country.

b. description of any of the following events that occurred during the last 5 years:

     i. any criminal conviction

     ii. any conviction in CVM administrative proceedings and the penalties imposed

     iii. any final and unappealable  conviction in the judicial or administrative spheres in which they have been suspended or barred from practicing any professional or commercial activity

Mr. Conrado Engel and Ms. Marília Rocca have never been convicted in judicial or administrative proceedings of a relevant nature.

12.9. Inform the existence of marital relationship, common law marriage or blood relationship up to the second degree between:

a. issuer's management

Not applicable, given that there is no relationship between these individuals.

b. (i) issuer’s management and (ii) management of issuer’s direct or indirect subsidiaries

Not applicable, given that there is no relationship between these individuals.

c. (i) issuer’s management or that of its direct or indirect subsidiaries and (ii) issuer’s direct or indirect controlling shareholders

Not applicable, given that there is no relationship between these individuals.

d. (i) issuer’s management and (ii) management of issuer’s direct and indirect controlling shareholders

Not applicable, given that there is no relationship between these individuals.

12.10. Inform any subordinate relations, services provided or control maintained over the last 3 business years between the issuer’s management and:

a. company directly or indirectly controlled by the issuer

There was no relationship of subordination, performance of services or control maintained between Mr. Conrado Engel and Ms. Marília Rocca and the companies listed in this item.

b. direct or indirect parent of the issuer

There was no relationship of subordination, performance of services or control maintained between Mr. Conrado Engel and Ms. Marília Rocca and the companies listed in this item.

c. if relevant, suppliers, clients, debtors or creditors of the issuer, of their subsidiary or controlling shareholders or subsidiaries of any such persons

There was no relationship of subordination, performance of services or control maintained between Mr. Conrado Engel and Ms. Marília Rocca and the companies listed in this item.

___________________________________________________

EXHIBIT II

(Pursuant to Article 13 of CVM Instruction 481)

Long-Term Incentive Plan - Investment in Units - (“Plan”)

1.      Provide a copy of the proposed plan

Exhibit II.1

2.      Inform the main features of the proposed plan, identifying:

a.        Potential beneficiaries

For the purposes of this Plan, members of the Executive Board, and employees holding key positions in the Company shall be eligible. Members of the Board of Directors will only participate in the Plan if they hold positions on the Executive Board.

b.        Maximum number of options to be granted

	Board of Directors	Executive Committee and Key Professional Positions
	Long-Term Incentive Plan	Long-Term Incentive Plan
Maximum number of options granted	0	15,201,680

c.         Maximum number of shares covered by the plan

	Board of Directors	Executive Committee and Key Professional Positions
	Long-Term Incentive Plan	Long-Term Incentive Plan
Maximum number of options granted	0	15,201,680

d.        Terms of acquisition

The number of Units exercisable by the participants shall be determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (“TSR”) and may be reduced if there is a failure to achieve the goals of reducing Return on Risk-Adjusted Capital (“RORAC”) (comparing budgeted and actual each year) as determined by the Board of Directors. Additionally, it is necessary that the participant remain with the Company during the term of the Plan to acquire a position to exercise the corresponding options.

e.         Detailed criteria for setting the exercise price

The exercise price of the options, to be paid by participants for the subscription of Units shall be the average closing price for the 20 days preceding the grant date, excluding the date of grant. The exercise price shall be adjusted based on: bonus in share/Unit, split or reverse stock split shares furthered by the Company, or business reorganizations.

f.          Criteria for setting the exercise price

Acquisition of the right to exercise the options (“vesting”) shall occur on June 30, 2015, or 27 months after the start of the calculation of performance parameters. The exercise period is 24 months after the vesting, i.e., June 30, 2015 to June 30, 2017.

g.        Method of settling the options

Units shall settled based on the difference between the closing price on the exercise date and the “Strike Price”, already net of Individual Income Tax.

h. Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

Any relevant legal change regarding the regulation of corporations and/or the tax effects applicable to the Company and the participants can lead to partial or full revision of the Plan, or even suspension or termination, at the discretion of the Board of Directors. Additionally, in the event of direct or indirect sale by the Company's controlling shareholders, either through a single transaction or in a series of transactions, of a number of shares resulting in the change of Company control, pursuant to Level 2 Regulation then applicable to the Company, the Board of Directors may, in its sole discretion, approve release of the options to be exercised in whole or in part by the participant.

The Board of Directors may establish special rules that allow the Shares underlying the options to be sold in a public offering. The Company's Board of Directors shall establish the final number of the Calculation Base Unit of Participants, until the start of the investment term on July 30, 2015, which may be established by percentage, for each individual participant, if necessary; applied on the initial number of Calculation Base Units3, under the following circumstances:

(a) unsatisfactory financial performance of the Company;

(b) breach of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c) substantial change in the financial condition of the Company, except as a result of changes in accounting standards;

(d) significant changes in the reference assets of the Company; or

(e) undue exposure in risk management.

3.      Justify the proposed plan, explaining:

a.        The main objectives of the plan

The purpose of the Plan is payment of bonuses by the Company to participants exclusively in Units representing, each, of fifty-five (55) Common shares and fifty (50) Preferred shares issued by the Company.

3 The number of Units that will serve as the basis for calculating the Final Number of Units.

(a) align the Company's and Participants' interests aimed at, on one hand, the growth and profitability of the Company's business and on the other hand, the recognition of the contributions made by the participants;

(b) enable the Company to retain participants, offering them as an additional advantage, the opportunity to become or increase their equity interest as shareholders of the Company, under the terms, conditions and forms of this Plan; and

(c) promote the good performance of the Company and the interests of shareholders through a long-term commitment by participants.

b.        The manner in which the plan contributes to these objectives

The Plan contributes to the above objective by encouraging participants to develop their activities so that the Company achieves the best level of indicators linked to the Plan: TSR and RORAC (budgeted and actual), and compliance with internal rules applicable to participants, including but not limited to, substantial change in the financial condition of the Company, except as a result of changes in accounting standards, significant variations in the Company's reference assets and undue exposure in risk management.

c.         As the plan is inserted in the company's compensation plan

The Plan is a key part of the Company's compensation strategy because it operates as an efficient instrument for recognition, motivation and retention of participants in the short, medium and long-term.

d. How the plan aligns the interests of the beneficiaries and the company in the short, medium and long-term

The Plan aligns the interests of the participants and the Company in the short, medium and long-term, since the options are only exercised and the Units are only delivered if the Company's strategic objectives are consistently met during the term thereof.

Importantly, the Total Shareholder Return (TSR) compared to competitors is the main indicator of the Plan and is directly linked to the interests of shareholders.

4. Estimate the company's expenses resulting from the plan, pursuant to accounting rules that address this issue.

The total estimated cost of the Plan is R$ 67 million.

EXHIBIT II.1

(Item 1 of Exhibit 13, pursuant to Article 13 of CVM Instruction 481)

LONG TERM INCENTIVE PLAN - INVESTMENT DEPOSIT SHARES CERTIFICATE (“UNITS”) OF BANCO SANTANDER (BRASIL) S.A.

I.         DEFINITIONS

1.1.      Each of the capitalized terms listed below used herein in the singular or plural, as appropriate, shall have the following meanings:

Term	Meaning

Banco Santander Brasil or Company	Banco Santander (Brasil) S.A.

BM&FBOVESPA	BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros.

Bonus	Bonus to be paid by the Company to the Participants, as variable compensation, consisting of the delivery of Units, pursuant to Section 2.1 below.

Board of Directors	The Board of Directors of Banco Santander Brasil.

Agreement	The Agreement that shall be entered into between the Company and the Participants, pursuant to Section 6.1.
HR Department	The Department of Human Resources of Banco Santander Brasil.

Investment	Investment that each Participant shall be entitled to as a result of receiving the Final Number of Units pursuant to Section 3.1.

Final Number of Units or N.U.	Final number of Units to be delivered to Participants with the Bonus, calculated pursuant to Section 10.1 below.

Parameter	The parameter defined in this Plan, which shall be used by the Board of Directors to determine the number of Base Units under the Plan, pursuant to Chapter IX.

Participants	The individuals, as indicated by the Company's Board of Directors, to whom the Plan is offered pursuant to Section 2.1.

Exercise Percentage	Percentage of Calculation Base Units pursuant to Section 9.3.

Lock-up Period	Period during which the Participant shall be unable to sell the Units received under the Plan, pursuant to Section 11.1.

Plan	Long-Term Incentive Plan - Investment in Deposit Shares Certificate of Banco Santander Brasil (Brasil) S.A., pursuant to Section 2.1.

Investment Term	Term for investment in the Final Number of Units by Participants, pursuant to Section 10.1.

Base Price	The base price per Unit for Bonus payment reference purposes, pursuant to Section 8.1.

RORAC	Return on Risk-Adjusted Capital

TSR	Total Shareholder Return, pursuant to Chapter IX.
Investment Term	Document to be signed by the Participant for each investment in Units, pursuant to Section 10.1.

Unit	Deposit Share Certificate representing, each, fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, pursuant to Section 2.1 (SANB11).

Calculation Base Units	The number of Units that will serve as the base for calculating the Final Number of Units.

Final Amounts	Results of hypothetical investments made individually in Units and shares of key competitors of the Company, calculated on December 31, 2014, pursuant to Section 9.4.

Initial Amounts	Results of hypothetical investments made individually in Units and shares of key competitors of the Company, calculated on September 30, 2012, pursuant to Section 9.4.

II.        THE PLAN OBJECTIVES

2.1.      The objective of this Long-Term Incentive Plan - Investment in Deposit Share Certificate (“Plan”) is the payment of a bonus by the Company to Participants (“Bonus”), exclusively in Deposit Share Certificates (“Units”) representing, each, fifty-five (55) common shares and fifty (50) preferred shares issued by BANCO SANTANDER (BRASIL) S.A. (SANB11) (“Banco Santander Brasil”)  or “Company”) to certain managers and management level employees of Banco Santander Brasil and its controlled companies (“Participants”), with the following objectives:

(a)        align Banco Santander Brasil's and Participants' interests aimed at, on one hand, the growth and profitability of the Company's business and, on the other hand, the recognition of the contributions made by the Participants;

(b)       enable the Company to retain Participants, offering them as an additional advantage, the opportunity to become or increase their equity interest as shareholders of the Company, under the terms, conditions and forms of this Plan; and

(c)        promote the good performance of the Company and the interests of shareholders through a long-term commitment by Participants.

2.2.      The Plan represents a form of investment in the stock market, which involves a high degree of risk. Participants who accede to this Plan should be aware that the Company is subject to various risk factors that may adversely affect its business and results and, consequently, the value of investments that shall be used in this Plan. Participants shall acknowledge, by signing the Contract, that (i) they had the option of not joining this Plan; (ii) the Plan represents a benefit to Participants in addition to their current compensation packages; and (iii) this Plan represents an investment opportunity that will encourage the proper performance of their duties in the Company.

III.      INVESTMENT IN UNITS

3.1.      The Bonus shall confer on holders the right to receive the Final Number of Units (BM&FBOVESPA: “SANB11”), strictly in terms and conditions set forth in this Plan, especially those that relate to the possibility of its exercise pursuant to Section 3.2 below (the “Investment”).

3.2.      The Calculation Base Units shall be established for each Participant (i) in an amount calculated by applying the Exercise Percentage on the total Calculation Base Units, previously established by the Board of Directors, pursuant to Section 4.3 below, pursuant to Chapter IX below; and (ii) during the Investment Term under Chapter X below.

3.3       The Company shall comply with tax, labor and social security laws on Bonus payments, including with regard to Withholding Tax on amounts paid to Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be administered by the Board of Directors of Banco Santander Brasil (“Board of Directors”) with the assistance of the Company's Human Resources Department (“HR Department”). The Board of Directors shall hold, among others, the necessary powers to:

(a)        decide on any and all measures pertaining to the administration of this Plan, detailing and applying the general rules established herein;

(b)       change the dates on which the Final Number of Units may be paid, the term for delivery of the Final Number of Units and other terms and conditions of the Agreement, provided that the rights of the Participants arising out of or related to this Plan are not harmed, excluding from this limit any adjustments that may be made as a result of changes in the relevant legislation;

(c)        exceptionally, modify the terms of the Plan, including but not limited to adjusting the Base Price, in the case of a significant change in the macroeconomic conditions in order to maintain the original balance of the Plan;

(d)       examine exceptional cases arising out of or related to this Plan;

(e)        resolve questions regarding the interpretation of the general rules set out in this Plan; and

(f)        propose amendments to the Plan due to adaptations of similar plans adopted by other companies from the Santander group of companies.

4.2.      The HR Department shall oversee the implementation of the Plan as set forth herein, including, but not limited to, calculation of the Parameter (as defined below) and the Final Number of Units, and shall make all applicable communication to the Participants during the course of the Plan.

4.3.      The Company's Board of Directors shall also establish the final number of the Calculation Base Units of Participants, until the start of the Investment Term on June 30, 2015, as provided in Item 3.2. above, which may be established by percentage, for each individual participant, if necessary; applied on the initial number of the Calculation Base Units in the following events:

(a)        unsatisfactory financial performance of the Company;

(b)       breach of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, except as a result of changes in accounting standards;

(d)       significant changes in the reference assets of the Company; or

(e)        undue exposure in risk management.

V.        PLAN PARTICIPANTS AND DISTRIBUTION OF THE CALCULATION BASE UNITS

5.1.      For the purposes of this Plan, only a certain number of employees pertaining to the top hierarchy at Banco Santander Brasil shall be deemed Participants, as determined by the Board of Directors and informed to the HR Department, pursuant to the employees list managed by the HR Department. The inclusion of new participants shall always occur by appointment of the Board of Directors, within one (1) year of the award of the Plan.

5.2.      The Calculation Base Unit under the Plan shall benefit participants on a strictly personal basis and shall not be pledged, assigned or transferred to third parties, with the exception that they will benefit their heirs in the event of death of the Participant, in accordance with the terms of this Plan.

VI.       CONTRACT

6.1.      Subject to the provisions of this Plan, the terms and conditions of the Investment shall be set forth in a Plan contract (“Contract”) to be entered into between the Company and each Participant. The Agreement shall define at least the following conditions:

(a)        the initial amount of Calculation Base Units;

(b)        the period during which the Final Number of Units may be acquired by means of the Investment (Investment Period, as defined in Clause 10.1 below), the conditions and Parameter for the acquisition of the Final Number of Units by the Participant and the deadline for the total acquisition (the only option shall be the total acquisition) of the Final Number of Units;

(c)        rules pertaining to the temporary restriction on the transfer of Units (lock-up period) and provisions for noncompliance of such restrictions; and

(d)       any other terms and conditions that do not conflict with the Plan.

6.2.      The definition of the initial amount of Calculation Base Units to which each Participant is entitled shall be freely determined by the Board of Directors as a result of the importance and essentiality of the position, the Participant's potential, the involvement in strategic projects and the added value the Participant brings to the Company. The final number of Calculation Base Units by the Participant shall be defined, pursuant to Section 4.3 above.

VII.     QUANTITATIVE LIMIT

7.1.      The Plan shall not dilute Banco Santander Brasil's capital stock, since the Investment in Units shall be accomplished by delivering Units held in treasury.

VIII.    BASE PRICE

8.1.      The base price of Calculation Base Units (“Base Price”), for reference to the calculation of the Final Number of Units and the Investment, pursuant to Section 10.1 below, shall be calculated by the average closing price of the last 20 business days prior to the Plan award, excluding the grant date.

8.2.      The Base Price shall be adjusted as a result of (i) share/Units bonus, share split or reverse split promoted by the Company, or (ii) corporate restructurings and other events foreseen in Chapter XIX below.

IX.       PARAMETER FOR OPTIONS VESTING OR EXERCISE AND REDUCER BASED ON RORAC

9.1.      The number of Participants’ Calculation Base Units (i) may be reduced up to ten percent (10%) in the event that the RORAC reducer objectives are not met, pursuant to Clause 9.5 below and (ii) after calculation of the RORAC reducer, the following shall be determined in accordance with the result of the measurement of a performance parameter of Banco Santander Brasil: Total Shareholder Return (“TSR”) (defined according to terms of Clause 9.4 below). The Parameter shall determine up to one hundred percent (100%) of the number of Participants’ Calculation Base Units. The result of the RORAC indicator may reduce the number of Participants’ Calculation Base Units up to five percent (5%) in each fiscal year, pursuant to Clause 9.5 below.

9.2.      The Parameter shall be evaluated according to the following: Banco Santander Brasil’s TSR shall be calculated, pursuant to terms of Clause 9.4 below, for the period between September 30, 2012 and December 31, 2014, and shall be compared to the TSR of main competitors, as per a list of institutions chosen by the Board of Directors and communicated to the HR Department. The position of Banco Santander Brasil among its competitors vis-à-vis the TSR will determine the percentage to be applied to the total number of the Calculation Base Units of Participants (the “Parameter”), according to the table below:

Position among competitors - TSR	Percent of Calculation Base Units to be considered
1st (first)	100%
2nd (second)	75%
3rd (third)	50%
4th (fourth)	25%

9.3.      The Parameter will represent the percentage of Calculation Base Units that will serve as the base for calculation of the Final Number of Units to be assigned to each Participant (the “Exercise Percentage”). The Exercise Percentage shall be the same for all Participants; therefore there will not be individual calculations.

9.4.      For the purposes of the present Plan, the TSR is a financial result indicator, calculated in percentage terms, defined by the difference between (a) the result of individual hypothetical investments made in Units issued by Banco Santander Brasil (SANB11) and shares of its main competitors, as of December 31, 2014 (“Final Amounts”); and (b) the result of the same hypothetical investments as of September 30, 2012 (“Initial Amounts”), according to the following:

(a)        Initial Amounts are calculated by the average of the relevant Unit or share closing price on BM&FBOVESPA in the fifteen (15) business days immediately prior to September 30, 2012, inclusive, for the competitors and for Banco Santander Brasil;

(b)       the definition of Final Amounts will comprise the amounts referring to net dividends and interest on net equity distributed to shareholders up to December 5, 2014, inclusive, as if such amounts had been reinvested in the paying companies on “ex-dividend” dates; and

(c)        Final Amounts are calculated by the average of the relevant Unit or share closing price on BM&FBOVESPA in the fifteen (15) business days immediately prior to December 31, 2014.

9.4.1.   The calculation of the TSR shall comprise the averages of the closing price of (i) the most widely traded shares during the fifteen (15) business days immediately prior to September 30, 2012, inclusive, (common or preferred), issued by the Company’s main competitors and, (ii) for the Company’s calculation, the Company’s Units – ticker SANB11. Any alteration in class or otherwise in respect to the shares being traded shall be the subject of analysis and review by the Board of Directors in order to determine the new calculation base.

9.5.      A reducer shall be applied in each fiscal year (from 2013 to 2014) in order to stimulate performance each year. The reducer shall be calculated by the division of (i) the Actual RORAC by (ii) the Budgeted RORAC, in percentage terms, determined after each applicable fiscal year. The tables below indicate the percentage by which the total number of Calculation Base Units is to be reduced before the application of the TSR Parameter.

            (a)        fiscal year 2013 (from October 1, 2012 to December 31, 2013):

Percentage of Actual RORAC x Budgeted RORAC (2013)	Calculation Base Units reduction percentage
>=100%	0%
95%-100%	2%
< 95%	5%

            (b)       fiscal year 2014 (from January 1, 2014 to December 31, 2014):

Percentage of Actual RORAC x Budgeted RORAC (2014)	Calculation Base Units reduction percentage
>=100%	0%
95%-100%	2%
<= 95%	5%

X.        TERM AND EXERCISE

10.1.    Subject to the provisions of Chapter IX above, the Final Number of Units may be delivered to Participants from June 30, 2015 until the date of June 30, 2017 (“Investment Term”), except as otherwise provided in Chapter XII below. The delivery of the Final Number of Units shall be made by execution of the Investment Terms (“Investment Terms”) duly completed and signed by the Participant. The delivery of the Final Number of Units shall respect the application of the formula set forth below:

N.U. = Max [(PU – PB); zero] x NUBC –IR

     PU

Where:

N.U. = Final Number of Units that the Participant may receive. If this number results in a decimal number, it shall be rounded up to the next unit

P.U. = Closing Price of the Unit on the date of the exercise request

P.B. = Base Price

N.U.B.C = Number of Calculation Base Units

I.R. = Amount of Income Tax assessed in accordance to the legislation in force.

10.2.    Subject to the Policy for Trading Securities Issued by the Company, the Investor Relations Officer of the Company may establish, at any time, Investment restrictions on dates prior to the disclosure of material facts by the Company including, but not limited to, dates prior to the close of the fiscal year and the publication of the Company's financial statements, dates between decisions to increase capital, dividends, stock dividends or splits and publication of the notices or announcements and other dates on which it is advisable to suspend delivery of the Final Number of Units.

10.3.    The Final Number of Units not delivered during the Investment Period shall be automatically extinguished, by operation of law, regardless of prior notice or indemnification, pursuant to the terms of Clause 21.2 (b) below. In the event that the deadline set forth for receiving the Final Number of Units coincides with the prohibition period on trading securities issued by the Company, according to the terms of its Policy on Disclosure of a Material Fact or Event or pursuant to applicable legislation, the Investment Period shall be extended until the next date established by the HR Department for receiving the Final Number of Units.

XI.       RESTRICTIONS ON DISPOSAL OF UNITS ( LOCK-UP  )

11.1.    The amount equivalent to (i) forty percent (40%) of Units resulting from the Bonus (“Lock-up Percentage”) of each Participant and (ii) fifty percent (50%) in the case of the Company’s CEO, shall not be disposed during the following periods described in the table below (“Lock-up Period”), in the event of Contract termination:

(i)        1/3 of the Lock-up Percentage for the period of two (2) years from the date of acquisition of each Unit;

(ii)       1/3 of the Lock-up Percentage for the period of three (3) years from the date of acquisition of each Unit; and

(iii)      1/3 of the Lock-up Percentage for the period of four (4) years from the date of acquisition of each Unit.

11.2.    The Units shall remain blocked for disposal at Santander Corretora during the Lock-Up Period.

11.3.    For the purposes of the present Chapter XI, “disposal” is understood as the offer, sale, sale commitment, sale contracting, swap, lease, lease commitment, pledge, conditional sale, derivatives transactions backed by Units or any other direct or indirect form of disposal or encumbrance of Units.

XII.     DISCHARGE, DEATH AND DISABILITY

12.1.    The Plan and Contract whose holders resign or are dismissed by the Company and/or by its subsidiaries and no longer hold executive functions in any company of the group shall be the subject of early termination, partially or fully, pursuant to Chapter XII. Except as provided in Clauses 12.1.1 and 12.1.2 below, the Final Number of Units that have not yet been received, which have been granted, shall be terminated on the date on which they cease to exercise their office, either by resignation or by initiative of the body that elected them. In the case of employees, the termination shall occur on the date that their employment contracts terminate.

12.1.1. In the event that a Participant remains employed by the Company after his resignation or upon removal from the position as manager of the Company, the Plan shall follow its normal course in connection to that Participant until he officially leaves the Company, when Clause 12.2 shall apply.

12.1.2. In the event that a Participant remains as a member of the Board of Directors of the Company after his resignation or removal from the position of manager of the Company, the plan shall follow its normal course in respect to that Participant until he effectively leaves the Board of Directors, when Clause 12.2 shall apply.

12.2.    In the event of discharge of the Participant, the following rules shall be observed:

(a)        in case of discharge of a Participant by resignation or by dismissal with good cause or removal from office, the Participant shall forfeit the right to participate in the Plan, and the Final Number of Units awarded but still not received shall be extinguished by operation of law;

(b)       in case of discharge of a participant due to termination of employment by reasons of acts performed by the Company, pursuant to Article 483 of the Consolidated Labor Laws (CLT), or by reason of dismissal without cause, or by mutual agreement in case the Participant does not have an employment relationship, the Participant may (i) purchase the Final Number of Units on the first date available for purchase within the Investment Period; (ii) purchase the Final Number of Units which are not yet available for purchase in an amount proportional to the time of permanence of the Participant in the Plan, subject to the following formula and always waiting for the Investment Period for the effective acquisition:

Date of Discharge – Date of Grant of Calculation Base Units = % of the Final Number of Units that are not available for purchase and shall be the Calculation Base for the Units that may be delivered

         Total Term of the Plan (in number of days)

              (b.1)    by way of example, the application of the formula indicated above with hypothetical dates is set forth below:

8/20/2013 – 10/01/2012 =   324 (days) = 32.3%

            [1003]                   [1,003]

Where:

8/20/2013 = Date of Discharge of Participant

10/01/2012 Date of Grant of Calculation Base Units

 [1,003] = total number of days in the Plan = 06/30/2015 - 10/01/2012. If the performance parameter described in Chapter IX is 70%, for example, the Percentage of the Number of Final Units not received to be assigned to the Participant that is discharged in the events of Clause 12.2(b) above shall be: 70% x 32.3% = 22.61%

(b.2)    the number of Calculation Base Units so calculated shall be subject to the Exercise Percentage and the resolution of the Board of Directors in accordance with clause 4.3;

(b.3)    the exercise may be completed within the Investment Period in accordance with Chapter X.

(c)        in case of death of the Participant, the Final Number of Units may be purchased in full by his successor within the Investment Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Exercise Percentage described in Chapter IX;

(d)       in case of permanent disability of the Participant, as certified by two (2) medical reports (public and private institution), the Final Number of Units may be purchased in full by the Participant within the Investment Period, without applying the percentage of time of permanence of the Participant in the Plan, but applying the Exercise Percentage described in Chapter IX;

 (e)        in the event of medical leave of the Participant, the Plan shall continue its normal course, and

(f)        in the event of the Participant’s retirement for time of service, the provisions of item (b) above shall apply.

12.3.    In the event the Participant is discharged from the Company to be transferred to another company of the Santander Group located abroad, the provisions of Clause 12.2 (b) above shall apply when the discharge from the Company occurs. Additionally, the conditions for the expatriate Participant to be allowed to participate in long-term incentive plans sponsored by the unit of Santander Group that receives them shall be verified.

12.4.    For the avoidance of doubt, it is clarified that the same Parameter shall be used for all Participants, including those that may be discharged and in the other events described in Chapter XII, since the Parameter refers to the performance of the Company in predefined periods and its calculation shall always follow the terms of Chapter IX, regardless of the date of discharge or occurrence of other events described in this Chapter XII.

XIII.    QUANTITATIVE ADJUSTMENT OF CALCULATION BASE UNITS

13.1.    In order to preserve the objectives of the Plan, the amount of Calculation Base Units, their Base Price or the Number of Final Units shall be adjusted up or down in the event of: (a) split, reverse split or share dividend, (b) merger, incorporation, spin-off; (c) other procedures of similar nature and relevant meaning. Any adjustments shall also be reflected in the calculation of the Final Values for the TRS.

13.2.    The HR Department, under supervision of the Board of Directors, shall perform the quantitative adjustments mentioned applying methodologies used by BM&FBOVESPA to perform similar adjustments in their stock markets.

XIV.    NOTICE OF EXERCISE AND PAYMENT TERMS

14.1.    The Participant shall notify the HR Department on the exercise of the Investment within a period prior to the effective date of subscription or acquisition of the Units according to terms approved by the Board of Directors, pursuant to Section 10.2 above.

XV.      NON-BINDING

15.1.    This Plan constitutes an onerous business exclusively civilian in nature and does not create any labor or social security obligation between Banco Santander Brasil and the Participants, be they statutory administrators or employees.

XVI.    NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

16.1.    No provisions in this Plan shall be interpreted as constituting rights for employed Participants other than those inherent to the Investment, the nature of which is purely civilian, or granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

16.2.    In addition, no provisions in this Plan shall grant to any of the Participant officer, Investment holders, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

XVII.  DELIMITATION OF PARTICIPANTS’ RIGHTS

17.1.    No Participant shall hold any rights and privileges pertaining to a shareholder of the Company until the date of settlement of the exercise of Investment, with the transfer of Units to Participants.

XVIII. DIVIDENDS AND BONUSES

18.1.    The Units acquired by the beneficiaries of the Investment shall be entitled to dividends, interest on net equity and other income declared by the Company as of the date of the physical settlement of the Final Number of Units, with the transfer of Units to the Participant.

XIX.    CORPORATE RESTRUCTURING

19.1.    If the shareholders at an Extraordinary Shareholders Meeting resolve (i) to delist the Company from the special listing segment then in force, except in the event the Company migrates to the New Market (Novo Mercado) special listing of BM&FBOVESPA; or (ii) to conduct a corporate restructuring the resulting company of which is not admitted to trading in the special listing segment then in force, except if that segment is the New Market, the Board of Directors may, at its sole discretion, approve the release of the Final Number of Units for acquisition in whole or in part by the Participants. The Board of Directors may also establish special rules that allow the Units pertaining to the Investment to be sold in a public tender offer, pursuant to the Listing Regulations and Bylaws then in effect.

19.2.    In the event that the Company joins the New Market special listing segment of BM&FBOVESPA, the Board shall determine the number of common shares issued by Banco Santander Brasil that may be subscribed by the Participants as a result of the exercise of the Investment.

XX.     TRANSFER OF CONTROL

20.1.    In case of direct or indirect transfer by the controlling shareholders of the Company, either through a single transaction or a series of transactions, of a number of shares that imply transfer of the control of the Company under the Listing Regulations then applicable to the Company, the Board of Directors may, at its sole discretion, approve the release of the Final Number of Units for acquisition, in whole or in part, by the Participants. The Board of Directors may establish special rules that allow the shares pertaining to the Investment to be sold in a public offering.

XXI.    EFFECTIVE DATE AND TERMINATION OF THE PLAN

21.1.    The Plan shall take effect immediately following its approval by the Extraordinary Shareholders’ Meeting f the Company and shall remain in effect until June 30, 2016. It is made clear, however, that the Plan may be terminated, suspended or modified at any time, as proposed by the Board of Directors and approved by Extraordinary Shareholders’ Meeting. The termination of the Plan shall not affect the effectiveness of the Investment still in force granted under it.

21.2.    The Investment granted under the Plan shall be terminated automatically and shall cease all its effects by operation of law in the following cases:

(a)        if the Final Number of Units does not become obtainable or upon its full acquisition;

(b)       after the lapse of the Investment Period;

(c)        upon termination of the Contract; or

(d)       if the Company is dissolved, liquidated or declared bankrupt.

XXII.  RELEASE OF SUBSEQUENT PLANS

22.1.    The annual release of Plans under the same parameters and terms hereof is hereby authorized.

22.2.    The Board of Directors shall authorize, at the beginning of each Plan, the maximum number of Calculation Base Units and Investment to be granted in the referred cycle, as well as define the new list of eligible executives, the new base price and other necessary parameters.

XXIII. SUPPLEMENTARY PROVISIONS

23.1.    The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the present Plan, provided that it does not alter its basic principles, especially the maximum amounts to be granted as Investment within the Plan.

23.2.    The Board of Directors may also establish individual treatment for special cases and situations, during the period of validity of the Plan, provided that the rights already granted to Participants, nor the basic principles of the Plan, are not affected. Such individual treatment shall not constitute a precedent irrevocable by other Participants.

23.3.    Each Participant shall be responsible for the compliance with the tax legislation in force and the respective assessment of tax incurring upon the Plan.

23.4.    Any material legal change concerning the regulation of corporations and/or the tax effects of a stock option purchase plan may lead to the full or partial revision of the Plan, or even its suspension or termination, at the discretion of the Board of Directors, in which case the rights of Participants already holding the Final Number of Units to be acquired shall be respected.

23.5.    The cases not provided for herein shall be regulated by the Board of Directors.

___________________________________________________

EXHIBIT III

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices, résumés of other members of the Board of Directors.

▪    www.bmfovespa.com.br:  Level 2 Corporate Governance Listing Regulations.

▪    www.cvm.gov.br:  Corporations Law, CVM Instruction No. 480 and 481.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 3, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer